UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
______________________________________________________
FORM 11-K
______________________________________________________
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to   _______
Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

L Brands, Inc. 401(k)
Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Financial Statements and Supplemental Schedule L Brands, Inc. 401(k) Savings and Retirement Plan Years Ended December 31, 2015 and 2014 With Report of Independent Registered Public Accounting Firm

L Brands, Inc. 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of
L Brands, Inc. and
Plan Administrator of the L Brands, Inc.
401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of L Brands, Inc. 401(k) Savings and Retirement Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the L Brands, Inc. 401(k) Savings and Retirement Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of L Brands, Inc.’s 401(k) Savings and Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Grandview Heights, OH
June 22, 2016

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments at fair market value	$1,164,874,094	$1,114,616,783
Investments at contract value	142,651,072	142,107,195
Total investments	1,307,525,166	1,256,723,978

Receivable for contributions from employer	39,647,104	36,294,586

Cash and cash equivalents	699,124	2,128,677
Due from brokers	177,627	430,170
Accrued other earnings	209,086	264,625
Accrued interest and dividends	1,007	105
Total assets	1,348,259,114	1,295,842,141

Liabilities
Due to brokers	218,334	119,268
Administrative expenses payable	426,553	400,270
Total liabilities	644,887	519,538
Net assets available for benefits	$1,347,614,227	$1,295,322,603

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
Additions:
Investment income:
Net appreciation in fair value of investments	$25,091,268	$143,984,701
Dividends and interest from investments	30,038,064	23,218,003
Total investment income	55,129,332	167,202,704

Contributions:
Employer	63,721,710	58,462,862
Participant deferrals	43,447,209	39,632,071
Participant rollovers	4,112,566	4,013,443
Total contributions	111,281,485	102,108,376

Total additions	166,410,817	269,311,080

Deductions:
Distributions to participants	111,902,589	106,714,806
Administrative expenses	2,216,604	2,103,645
Total deductions	114,119,193	108,818,451

Net increase	52,291,624	160,492,629

Net assets available for benefits:
Beginning of year	1,295,322,603	1,134,829,974
End of year	$1,347,614,227	$1,295,322,603

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Notes to Financial Statements
Years Ended December 31, 2015 and 2014
1. Description of the Plan
General
The L Brands, Inc. 401(k) Savings and Retirement Plan (“the Plan”) is a defined contribution plan covering eligible employees of L Brands, Inc. and its affiliates (“the Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of October 1, 2011) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility
Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.
Contributions
Employer contributions
The Employer provides a matching contribution of 100% of each participant’s voluntary contributions up to 4% of annual eligible compensation.
The Employer also provides a non-elective annual retirement contribution equal to a percentage of annual eligible compensation to eligible participants who are one of the following:

•	Employed on the last day of the Plan year, having completed 1,000 hours of service during the Plan year

•	Involuntarily terminated without cause during the Plan year

•	Voluntarily terminated during the Plan year, and as of the last day of the Plan year are age 55 or above and have a minimum of seven years of vested service
Annual retirement contributions are determined based on each participant’s annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings up to Social Security Wage Base	Earnings above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%
Annual eligible compensation used to determine Employer contributions is based on each participant’s qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual compensation limit was $265,000 and $260,000 for the years ended December 31, 2015 and 2014, respectively.

Participant voluntary contributions
Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($18,000 and $17,500 for the years ended December 31, 2015 and 2014, respectively). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.
Plan participants who will be age 50 or greater at the end of the Plan year, and whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary “catch-up” contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($6,000 and $5,500 for the years ended December 31, 2015 and 2014, respectively). Catch-up contributions are not eligible for Employer matching contributions.
Investment Options
Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan administrator periodically reviews and may make changes to the investment choices available. On February 27, 2015, the Plan replaced the PIMCO Total Return Fund with the Metropolitan West Total Return Bond Fund. The Plan’s investment alternatives as of December 31, 2015, include mutual funds, one pooled account of the Employer’s common stock, one pooled account of synthetic investment contracts, as well self-directed accounts.
If a participant makes no investment fund election, all contributions made into such participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate T. Rowe Price Retirement target date fund, selected based on the participant’s date of birth.
Participant Accounts
Each participant’s account is credited with the participant’s and Employer’s contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.
Vesting
Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Employer non-elective annual retirement contributions over a period of six years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Employees hired on or after January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.
Payment of Benefits
The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan. Terminated participants age 70½ or greater are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code.

Qualifying, actively-employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives.
Participants whose benefit payments include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.
Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.
Amounts Allocated to Participants Withdrawn From the Plan
Amounts allocated to participants withdrawn from the Plan but not yet paid were $393,275 and $386,824 as of December 31, 2015 and 2014, respectively.
Forfeitures
Forfeitures are used to reduce the Employer’s contributions to the Plan. Forfeitures were $2,487,906 and $2,195,072 for the years ended December 31, 2015 and 2014, respectively. There were no unused forfeitures at December 31, 2015 or 2014.
Administrative Expenses
Plan participants pay administrative expenses of the Plan through fees deducted directly from participant accounts on a per-participant basis. Prior to October 1, 2014, revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee were used to pay a portion of the Plan’s administrative expenses. Effective October 1, 2014, the Plan credits all revenue sharing into the accounts of the participants invested in the respective investment funds which generated such amounts. Consequently, revenue sharing is no longer used to pay administrative expenses of the Plan. Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements.
The revenue sharing and sub-transfer fees received by the Plan from its investment funds are credited directly into the Plan’s trust accounts and are reported in the Plan’s financial statements within dividends and interest from investments.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans, including investment valuation and income recognition. The Plan year is January 1 through December 31.
Use of Estimates
The Plan prepares its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Notes 1, 3 and 4. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could have a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Investments (except for fully benefit-responsive investment contracts, which are reported at contract value) are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan’s synthetic investment contract, a fully benefit-responsive investment contract, is reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawal and funds used to pay administration expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Recently Issued Accounting Pronouncements
Fair Value Measurements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early and determined it did not have an effect on the Plan’s financial statements.

Plan Accounting
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). Part I of the ASU eliminates the requirements to measure fair value of fully benefit-responsive investment contracts and provide certain disclosures. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management has elected to adopt Parts I and II of the ASU early. Part III is not applicable to the financial statements of the Plan.

Retrospective application of Part I of ASU 2015-12 did not affect net assets available for benefits. The fair value of the Plan’s fully benefit-responsive investment contracts of $144,242,454 and the adjustment from fair value to contract value for fully benefit-responsive investment contracts of ($2,135,259) have been removed from the statement of net assets available for benefits as of December 31, 2014. Fully benefit-responsive investment contracts are presented at contract value in the statements of net asset available for benefits in the line item “Investments at contract value.”

Net Appreciation in Fair Value of Investments
Net realized and unrealized appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit Payments
Benefits are recorded when paid.
3. Fair Value Measurements
The authoritative guidance included in ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted market prices in active markets for identical assets or liabilities.

•
Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2015 and 2014.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014. The Plan’s investments are held by Wells Fargo Bank, N.A., trustee of the Plan.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Employer common stocks	$363,219,316	$—	$—	$363,219,316
Mutual funds	790,883,143	—	—	790,883,143
Self-directed accounts	10,771,635	—	—	10,771,635
Total assets at fair value	$1,164,874,094	$—	$—	$1,164,874,094

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Employer common stocks	$335,631,899	—	—	$335,631,899
Mutual funds	771,093,282	—	—	771,093,282
Self-directed accounts	7,891,602	—	—	7,891,602
Total assets at fair value	$1,114,616,783	$—	$—	$1,114,616,783

4. Fully Benefit-Responsive Investment Contracts
Nature of Investment Contracts
The Plan, under its Stable Value Fund investment option, holds a portfolio of synthetic investment contracts (SIC). These contracts meet the fully benefit-responsive investment contact criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

	2015	2014
Synthetic Investment Contracts	$142,651,072	$142,107,195
In a SIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates. However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan’s assets.
In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract’s crediting rate to fall below 0%, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract’s crediting rate at a minimum of 0%. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.
Events That Limit the Ability of the Plan to Transact at Contract Value
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value to be probable of occurring.
Issuer-Initiated Contract Termination
Wrapper contracts generally are evergreen contracts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a guaranteed investment contract, at the hypothetical market value based upon a contractual formula).
5. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 27, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has subsequently been amended, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
U.S GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.
6. Plan Administration
The Retirement Plan Committee is the Plan’s administrator, having been appointed by the Board of Directors of the Employer.
7. Plan Termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. L Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.
8. Related party and Parties-in-Interest Transactions
Wells Fargo Bank, N.A., trustee of the Plan, its subsidiaries, and affiliates maintain and manage certain investments of the Plan, for which the Plan is charged investment expenses. The Plan also invests in the common stock of the Employer.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$1,347,614,227	$1,295,322,603
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	2,135,259
Amounts allocated to withdrawing participants	(393,275)	(386,824)
Net assets available for benefits per Form 5500	$1,347,220,952	$1,297,071,038
The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

Year Ended December 31, 2015
Total additions per the financial statements	$166,410,817
Change in adjustments from fair value to contract value at December 31, 2014	(2,135,259)
Total income per Form 5500	$164,275,558

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2015
Benefits paid to participants per the financial statements	$111,902,589
Amounts allocated to withdrawing participants:
At December 31, 2015	393,275
At December 31, 2014	(386,824)
Benefits paid to participants per Form 5500	$111,909,040
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.

Supplemental Schedule

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value**
	Common Stock
*	L Brands, Inc.	Common Stock - 3,790,642 - shares	$363,219,316

	Mutual Funds
	Vanguard Institutional Index Fund	Mutual Fund - 780,853 - shares	145,722,848
	T. Rowe Price Retirement 2040	Mutual Fund - 4,595,300 - shares	103,761,877
	T. Rowe Price Retirement 2030	Mutual Fund - 4,036,806 - shares	88,042,736
	Nuveen Winslow Large-Cap Growth Fund	Mutual Fund - 1,936,412 - shares	78,734,509
	Dodge & Cox Stock Fund	Mutual Fund - 463,709 - shares	75,477,927
	Artisan International Fund	Mutual Fund - 1,990,598 - shares	57,090,348
	Hartford Midcap Holdings Fund	Mutual Fund - 1,423,441 - shares	47,913,037
	T. Rowe Price Retirement 2020	Mutual Fund - 2,299,630 - shares	45,279,713
	MetWest Intermediate Bond Fund	Mutual Fund - 3,895,530 - shares	41,370,526
	T. Rowe Price Retirement 2050	Mutual Fund - 2,334,095 - shares	29,736,370
	T. Rowe Price Retirement 2045	Mutual Fund - 861,758 - shares	13,064,252
	T. Rowe Price Retirement 2055	Mutual Fund - 861,322 - shares	10,947,408
	T. Rowe Price Retirement 2035	Mutual Fund - 643,973 - shares	10,168,327
	T. Rowe Price Retirement 2010	Mutual Fund - 511,935 - shares	8,641,461
	RidgeWorth Mid-Cap Value Equity Fund	Mutual Fund - 575,563 - shares	6,918,263
	Prudential Jennison Small Company Fund	Mutual Fund - 275,495 - shares	6,193,124
	RidgeWorth Small Cap Value Equity Fund	Mutual Fund - 547,319 - shares	5,724,958
	T. Rowe Price Retirement 2025	Mutual Fund - 305,717 - shares	4,570,472
*	Wells Fargo Heritage Money Market Fund	Mutual Fund - 3,711,572 - shares	3,711,572
	T. Rowe Price Retirement 2015	Mutual Fund - 197,239 - shares	2,698,228
	T. Rowe Price Retirement 2005	Mutual Fund - 52,456 - shares	652,027
	T. Rowe Price Retirement 2060	Mutual Fund - 45,959 - shares	444,879

	Other
	Self-Directed Brokerage Accounts		10,771,635

	Pooled Stable Value Fund
	Dreyfus Cash Management Fund	Mutual Fund - 4,018,281 - shares	4,018,281

	Synthetic Contracts and Underlying Investments
	Voya Financial	Contract Wrapper - 1.80%	(68,461)
	Transamerica Premier Life Insurance Company	Contract Wrapper - 1.82%	(112,890)
	Pacific Life Insurance	Contract Wrapper - 1.92%	(85,980)

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year) (continued)
December 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value**
	Prudential Ins Co	Contract Wrapper - 1.95%	(301,713)
	American General Life	Contract Wrapper - 1.54%	(73,944)
	Invesco Short Term Bond Fund	Collective Fund - 18,494,863 - units	30,000,203
	Jennison 1-5 Year Government/Credit Fund	Collective Fund - 20,275,794 - units	22,081,516
	Voya Short Duration Bond Fund	Collective Fund - 14,098,282 - units	15,131,630
	Invesco Short Duration Fund	Collective Fund - 13,337,551 - units	13,664,361
	Invesco Intermediate Government/Credit Fund	Collective Fund - 6,820,053 - units	13,524,083
	Jennison Intermediate Government/Credit Fund	Collective Fund - 5,775,874 - units	10,823,111
	PIMCO Intermediate Government/Credit Fund	Collective Fund - 4,412,241 - units	10,751,871
	BlackRock Intermediate Government/Credit Fund	Collective Fund - 6,120,515 - units	10,286,010
	GSAM Core Fixed Income Fund	Collective Fund - 2,784,659 - units	4,267,417
	Invesco Core Fixed Income Fund	Collective Fund - 2,458,606 - units	4,262,612
	BlackRock Core Fixed Income Fund	Collective Fund - 2,570,236 - units	4,261,169
	PIMCO Core Fixed Income Fund	Collective Fund - 2,393,570 - units	4,240,077

			$1,307,525,166

	Note: Column (d) omitted for participant-directed investments.
	* Represents a party-in-interest
	** Participant-directed

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L Brands, Inc. 401(k) Savings and Retirement Plan

Date: June 22, 2016	By:	/s/ MARY KAZAN
Mary Kazan
Senior Vice President, Total Rewards

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP